Notice of Exempt Solicitation

Name of Registrant: DTE Energy Company

Name of Person Relying on Exemption: SEIU Benefit Plans Master Trust
Address of Person Relying on Exemption: 1800 Massachusetts Avenue, NW, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

April 28, 2023

Dear Fellow DTE Shareholder,

Though companies have a legitimate business interest in influencing laws and regulations, such activities carry numerous risks. Shareholders should receive full information about policy influence activities to enable them to assess those risks as well as the adequacy of a company’s oversight of them, and to evaluate whether those activities are in the best interests of long-term shareholders.

DTE Energy Company (“DTE” or the “Company”) shareholders can call for greater disclosure of DTE’s direct and indirect lobbying expenditures at the Company’s annual shareholder meeting on May 4, 2023. Item #7 on DTE’s proxy card, “Shareholder Proposal—Lobbying Report” (the “Proposal”), asks DTE to disclose policies and procedures governing lobbying, payments used for direct or indirect lobbying as well as grassroots lobbying communications, membership in and payments to tax-exempt organizations that write and endorse model legislation, and the board and management’s decision-making process for making those payments.

As an initial matter, it is important to note that the Proposal would not prevent DTE from engaging in public policy advocacy. Rather, it asks the Company to provide information to enable shareholders to assess whether such advocacy is aligned with the long-term best interests of the Company and its shareholders.

Companies that lobby and participate in public policy debates can and do produce reports like the one requested in the Proposal. For example, Chevron makes comprehensive disclosure of its direct and indirect lobbying, including all of its trade associations, the percentage of trade association dues used for lobbying,1 its policies for oversight of public policy advocacy and the government affairs function,2 memberships in organizations that write and promote model legislation,3 and links to federal, state, and local lobbying disclosure websites that contain information about Chevron’s lobbying.4 As shown by the number of politically active trade associations to which Chevron belongs, as well as the volume of its own lobbying activity, Chevron’s reporting does not seem to have inhibited its participation in public policy debates.

In opposing the Proposal, DTE touts its compliance with federal, state and local rules around public policy advocacy. Such compliance does not provide the full information sought by the Proposal.

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1 https://www.chevron.com/-/media/chevron/investors/documents/2022-trade-associations.pdf

2 https://www.chevron.com/-/media/chevron/investors/documents/2021-lobbying-and-trade-associations.pdf#page=10

3 https://www.chevron.com/sustainability/governance/lobbying-and-trade-associations#lobbying

4 https://www.chevron.com/-/media/chevron/investors/documents/2023-lobbying-and-trade-associations.pdf, at 14-16.

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First, DTE makes no disclosure regarding its membership in, or contributions to, social welfare organizations and other groups that lobby, much less the amounts those groups spend on public policy advocacy, a key element of the Proposal. There is no law requiring disclosure of these kinds of contributions. Indirect policy advocacy generates higher risks than direct lobbying because companies do not directly control or, at times, even know about, organizations’ activities. Those activities may be inconsistent with companies’ expressed values, generate controversy, and harm the reputations of funding companies.

DTE is affiliated with several social welfare organizations engaged in public policy advocacy. Michigan Energy First (“MEF”) does not disclose its funding sources, but as of 2020 it was led by the DTE vice president of corporate and government affairs and three of its four directors in 2020 were current or former DTE employees.5 MEF provides all of the funding for the Clean and Sustainable Energy Fund (the “CASE Fund”)—whose president is the same DTE executive who led MEF and three of whose five directors in 2020 were DTE employees. In 2020, the CASE Fund gave the Livermore Lab Foundation, which raises money for the work of the Bay-area Lawrence Livermore National Laboratory a $250,000 grant to create an “outreach toolkit” to educate residents of the San Joaquin Valley and Kern County, California about carbon capture and storage (“CCS”).6 Most supporters of decarbonization at the pace and scope needed to avoid the most severe impacts of climate change view CCS as “expensive, energy-intensive, and unproven at scale” and as a way to “entrench[] reliance on fossil fuels.”7

MEF has also drawn scrutiny for indirectly seeking to influence public policy in its home state of Michigan. MEF supported a DTE proposal before the Michigan Public Service Commission (“MPSC”) in 2019 to pay customers with rooftop solar less for electricity they send back to the grid; at the same time, DTE was urging the MPSC to approve a 9.1% rate increase.8 Michigan’s Energy Promise and Alliance for Michigan Power (“AMP”), organizations founded by MEF9 whose boards were controlled by DTE employees as of 2017, echoed the arguments MEF was making in support of its MPSC proposal.10 AMP also placed ads on Facebook making misleading claims about natural gas being a “clean energy solution.”11

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5 https://www.latimes.com/environment/newsletter/2022-06-23/michigan-energy-firm-dark-money-california-climate-plans-boiling-point

6 https://www.latimes.com/environment/newsletter/2022-06-23/michigan-energy-firm-dark-money-california-climate-plans-boiling-point

7 E.g., https://www.ciel.org/carbon-capture-and-storage-an-expensive-and-dangerous-proposition-for-louisiana-communities/; https://www.cnbc.com/2021/07/20/climate-crisis-and-carbon-capture-why-some-are-worried-about-its-role.html; https://ieefa.org/resources/carbon-capture-has-long-history-failure

8 https://energynews.us/2019/03/04/utility-linked-group-seeks-to-dismantle-net-metering-in-michigan/

9 https://www.energyandpolicy.org/alliance-for-michigan-power/

10 https://energynews.us/2019/03/04/utility-linked-group-seeks-to-dismantle-net-metering-in-michigan/; https://www.energyandpolicy.org/alliance-for-michigan-power/

11 https://www.energyandpolicy.org/utility-front-groups-spending-on-disinformation-advertising

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in DTE’s proxy statement.

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In addition to its advocacy on issues related to DTE’s core business, MEF has contributed to several conservative organizations, including Michigan Freedom Fund--which promotes “right to work” laws and concealed carry of firearms12--Michigan Conservative Values, and Conservative Leadership & Values Coalition.13 MEF also donated to Michigan Citizens for Fiscal Responsibility, the biggest funder of Unlock Michigan, a group that campaigned to repeal the legislation giving Michigan’s governor emergency powers, which she used during the COVID-19 pandemic; her efforts enjoyed support from 60% of Michigan residents during 2020.14

Lack of transparency creates risks for companies involved in public policy advocacy. In 2019, the MPSC barred another Michigan utility, Consumers Energy, from funding any social welfare organizations for 18 months, after it gave Citizens for Energizing Michigan’s Economy $20 million for issue advocacy.15 According to the MPSC’s Chair, the commission “share[d] the concerns of other stakeholders about the amount and use of these funds by the regulated utility.”16 Recently, Michigan’s attorney general asked the MPSC to require more disclosure from utilities about their efforts to influence public opinion around rate increase requests and about their contributions to non-profit organizations.17

As well, DTE provides no disclosure about its direct state and local public policy advocacy. Although DTE’s service area is in Michigan,18 its effort to shape public opinion in California regarding CCS raises the possibility that DTE is attempting to influence public policy outside of Michigan. As well, DTE may seek to influence public policy set by municipalities, few of which require lobbying disclosure that can be accessed by the public. Moreover, a shareholder would need to know in which states and cities DTE had lobbied, which it does not report, in order to identify relevant state and local disclosures.

For the reasons discussed above, we urge you to vote FOR Item #7 on DTE’s proxy card. If you have any questions, please contact Renaye Manley via email at renaye.manley@seiu.org.

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12 https://michiganfreedomfund.com/priorities-3/

13 https://www.energyandpolicy.org/alliance-for-michigan-power/

14 https://www.theguardian.com/us-news/2023/jan/10/gretchen-whitmer-michigan-covid-policies-dark-money

15 https://energynews.us/2019/01/28/michigan-regulators-clamp-down-on-utilitys-political-spending/

16 https://energynews.us/2019/01/28/michigan-regulators-clamp-down-on-utilitys-political-spending/

17 https://www.detroitnews.com/story/business/2023/02/15/attorney-general-dana-nessel-transparency-public-policy-lobbying-dark-money-dte-consumers-energy/69907942007/

18 https://www.dteenergy.com/us/en/residential/service-request/moving/service-area-map.html

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in DTE’s proxy statement.